Exhibit (a)(2)
NATIONAL PROPERTY INVESTORS 4
c/o NPI Equity Investments, Inc.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
October 10, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007; MPF Badger Acquisition Co., LLC; MP Falcon Fund, LLC; MPF Flagship Fund 12, LLC; MPF Income Fund 24, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 6, LLC; MPF Special Fund 8, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 13, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”) initiated an unsolicited tender offer to buy units of limited partnership interest (the “Units”) in National Property Investors 4 (the “Partnership”) on September 27, 2007. The managing general partner of the Partnership, NPI Equity Investments, Inc., first became aware of the offer by the MPF Group on September 27, 2007.
     The Partnership, through its managing general partner, is required by the rules of the Securities and Exchange Commission (the “SEC”) to make a recommendation regarding whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. The managing general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades and the Partnership has not recently conducted an analysis of the value of its Units. Because the managing general partner does not have a reliable indicator of the fair value of the Units, the managing general partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer.
     We call your attention to the following considerations:
•	The MPF Group’s offer price is $250.00 per Unit, which will be reduced by the amount of any distributions declared or made between September 27, 2007 and November 9, 2007, or such other date to which the MPF Group offer may be extended.

•	The MPF Group’s offer is for 12,000 Units, or 20 percent of the total outstanding Units. The MPF Group’s offer states, and our records indicate, that the MPF Group and its affiliates own 6 Units or 0.01 percent of the total outstanding Units The MPF Group may be affiliated with other limited partners of the Partnership whose Units are included in its statement of ownership. Any acquisition of Units by the MPF Group as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the purchases may concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the managing general partner are given an opportunity to consent or object.

•	The MPF Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the expiration of the offer on November 9, 2007, or such other date to which the MPF Group’s offer may be extended, or, if your Units have not been accepted for payment by November 26, 2007, you can withdraw them at any time after such time until your Units are accepted for payment.

•	If more than 12.000 Units are tendered and not withdrawn, the MPF Group will accept for payment and pay for 12,000 Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership. The MPF Group’s offer allows you the option to sell “All or None” of your Units. If you elect the “All or None” option and more than 12,000 Units are tendered, your tender will be deemed to have been automatically withdrawn, and the MPF Group will not purchase your Units.

•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers. However, it states that it may consider future offers for the Units.

•	AIMCO Properties, L.P. and its affiliates (“AIMCO Properties”), which collectively hold 47,850 Units, or 79.74 percent of the total outstanding Units, do not intend to tender any of their Units in the MPF Group’s offer.

•	In connection with the June 2006 refinancing of the second mortgage loan encumbering The Village at Pennbrook Apartments, a 722-unit apartment complex located in Falls Township, Pennsylvania, the lender to the Partnership obtained an appraisal of the property. The Partnership has obtained a copy of the lender appraisal for the property, dated January 30, 2006, in which an appraiser concluded that the market value of The Village at Pennbrook Apartments was $71,300,000 as of January 18, 2006.

•	During 2005, the Partnership commenced a redevelopment project at Village of Pennbrook Apartments. The redevelopment project consisted of major landscaping, exterior upgrades and structural improvements and was completed in December 2006 at a total cost of approximately $7,057,000. The project was financed with operating cash flow and advances from an affiliate of the managing general partner which accrued interest at prime plus 2 percent.

•	Although no assurances can be given regarding the timing or amount of any transaction, if at all, the managing general partner continues to analyze strategic alternatives with regard to the Partnership’s investment property and the Partnership.

•	Since 2004, the Partnership has declared and made the following distributions to the limited partners:

Year of	Distribution Amount Per
Distribution	Limited Partnership Unit	Distribution Type
2004	$ 19.09	Proceeds from Operations.

2006	$115.91	Proceeds from second mortgage on Village of Pennbrook Apartments

2007*	$ 10.55	Proceeds from second mortgage on Village of Pennbrook Apartments ($7.41); proceeds from operations ($3.14).

*	Through September 27, 2007.
•	Since 2004, AIMCO Properties has purchased in private transactions 20 Units and 15 Units at prices of $120.37 per Unit and $101.29 per Unit, respectively, in 2004, 256 Units at a price of $314.38 per Unit in 2005, 12 Units at a price of $314.38 per Unit in 2006 and 140 Units at a price of $411.14 per Unit in 2007 (through September 27, 2007).
•	AIMCO Properties made a tender offer on November 5, 2004 for the purchase of Units at a purchase price of $314.38 per Unit (which was revised from an original offer price of $199.46). The offer was held open until December 28, 2004, and 1,294 Units were accepted.
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board

o	Set forth below are the high and low sales prices of Units during the years ended December 31, 2004, 2005 and 2006, and for 2007 (through May 31, 2007) as reported by Direct Investments Spectrum, an independent third-party source.

	HIGH	LOW
Year Ended 2004:	$201.12	$201.12
Year Ended 2005:	$186.00	$186.00
Year Ended 2006:	$201.87	$200.05
Year Ended 2007 (through May 31):	$230.00	$162.00
o	Set forth below are the high and low sales prices of Units during the years ended December 31, 2004 and 2006, and for 2007 (through September 30, 2007), as reported by the American Partnership Board, an independent third-party source. No trades were reported for the year ended December 31, 2005.

	HIGH	LOW
Year Ended 2004:	$201.12	$186.00
Year Ended 2006:	$201.00	$201.00
Year Ended 2007 (through September 30):	$165.88	$162.00
          The managing general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602.  Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.

Sincerely, NPI Equity Investments, Inc. Managing general partner